UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LEVEL 3 COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

52729N308

(CUSIP Number)

CenturyLink, Inc.

100 CenturyLink Drive

Monroe, Louisiana 71203

Attention: General Counsel

(318) 388-9000

with a copy to:

Eric S. Robinson

DongJu Song

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

CUSIP No. 52729N308

1	NAMES OF REPORTING PERSONS CenturyLink, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 65,031,667(1) shares of common stock, par value $0.01 per share, of Level 3 Communications, Inc. (“Level 3 Common Stock”)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 65,031,667(1) shares of Level 3 Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,031,667(1) shares of Level 3 Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of 65,031,667 shares of Level 3 Common Stock is reported because CenturyLink, Inc. (“CenturyLink”) may be deemed to have beneficial ownership of such shares as a result of certain provisions of the Voting Agreement (as defined herein) described in this statement on Schedule 13D (this “Statement”). The filing of this Statement shall not be construed as an admission by CenturyLink that it is the beneficial owner of any Level 3 Common Stock for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, and CenturyLink expressly disclaims such beneficial ownership.
(2)	Percentage calculated as the quotient of the number of shares of Level 3 Common Stock that CenturyLink may be deemed to beneficially own divided by 359,917,389 shares of Level 3 Common Stock, the number of shares of Level 3 Common Stock that Level 3 represented to CenturyLink in the Merger Agreement as being issued and outstanding as of the close of business on October 28, 2016.

ITEM 1. Security and Issuer

This Statement relates to the common stock, par value $0.01 per share, of Level 3 Communications, Inc., a Delaware corporation (“Level 3”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of Level 3 are located at 1025 Eldorado Blvd., Broomfield, Colorado 80021.

ITEM 2. Identity and Background

(a) This Statement is filed by CenturyLink, Inc., a Louisiana corporation (“CenturyLink”).

(b) The principal executive offices of CenturyLink are located at 100 CenturyLink Drive, Monroe, Louisiana 71203.

(c) CenturyLink, together with its subsidiaries, is an integrated communications company engaged primarily in providing an array of services to residential and business customers, including local and long-distance voice, broadband, Multi-Protocol Label Switching, private line (including special access), Ethernet, colocation, hosting (including cloud hosting and managed hosting), data integration, video, network, public access, Voice over Internet Protocol, information technology and other ancillary services. At September 30, 2016, CenturyLink and its subsidiaries operated approximately 11.2 million access lines in 37 states, and served approximately 6.0 million broadband subscribers and approximately 318 thousand Prism TV subscribers.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of CenturyLink is set forth in Annex A hereto.

(d) During the last five years CenturyLink has not, and none of the persons referred to in Annex A has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years CenturyLink has not, and none of the persons referred to in Annex A has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the persons referred to in Annex A is set forth on Annex A.

ITEM 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, CenturyLink, Wildcat Merger Sub 1 LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of CenturyLink (“Merger Sub 1”), WWG Merger Sub LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of CenturyLink (“Merger Sub 2”), and Level 3 have entered into an Agreement and Plan of Merger, dated as of October 31, 2016 (the “Merger Agreement”). In connection with the execution of the Merger Agreement, CenturyLink, STT Crossing Ltd. (“STT Crossing”), and, for the limited purposes set forth therein, Level 3, entered into a Voting Agreement, dated as of October 31, 2016 (the “Voting Agreement”). In addition, STT Crossing and CenturyLink entered into a Shareholder Rights Agreement, dated as of October 31, 2016 (the “Shareholder Rights Agreement”).

CenturyLink did not pay any consideration to STT Crossing in connection with entering into the Voting Agreement or the Shareholder Rights Agreement, or to Level 3 in connection with entering into the Voting Agreement. Pursuant to, and subject to the terms and conditions of, the Merger Agreement, CenturyLink will pay the Merger Consideration (as defined below in Item 4) in connection with the closing of the transaction, and as a result of such transaction CenturyLink will acquire all of the Level 3 Common Stock. In connection with entering into the Merger Agreement, CenturyLink has received financing commitments from Bank of America Merrill Lynch and Morgan Stanley & Co. LLC totaling approximately $10.2 billion for new secured debt facilities, comprised of a new $2 billion secured revolving credit facility and approximately $8.2 billion of other secured debt facilities, including the refinancing of indebtedness expected to mature prior to the closing of the transaction. CenturyLink expects to finance the cash portion of the Merger Consideration through a combination of cash on hand and borrowings under the facilities mentioned in the previous sentence.

For a description of the Merger Agreement, the Voting Agreement, and the Shareholders Rights Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4. Purpose of Transaction

Merger Agreement

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein (i) Merger Sub 1 will merge with and into Level 3 (the “Initial Merger”), with Level 3 surviving the Initial Merger as an indirect wholly-owned subsidiary of CenturyLink, and (ii) immediately following the effective time of the Initial Merger, Level 3 will merge with and into Merger Sub 2 (the “Subsequent Merger” and, together with the Initial Merger, the “Combination”), with Merger Sub 2 surviving the Subsequent Merger as an indirect wholly-owned subsidiary of CenturyLink.

Under the Merger Agreement, at the effective time of the Initial Merger, each outstanding share of Level 3 common stock, par value $0.01 per share (the “Level 3 Common Stock”), other than shares held by holders who properly exercise appraisal rights, will be converted into the right to receive $26.50 in cash, without interest, and 1.4286 shares of CenturyLink common stock, par value $1.00 per share (the “CenturyLink Common Stock”) (the “Merger Consideration”). No fractional shares of CenturyLink will be issued in the Initial Merger and Level 3 stockholders who would otherwise have been entitled to receive a fraction of a share (after taking into account all Level 3 shares exchanged by such holder) will receive cash in lieu of any fractional shares. It is expected that the Combination will qualify as a tax-free reorganization for U.S. federal income tax purposes.

In addition, the Merger Agreement provides that at the effective time of the Initial Merger, each issued and outstanding restricted stock unit award granted prior to April 1, 2014 and each restricted stock unit award granted to a non-employee member of Level 3’s Board of Directors will be exchanged for the Merger Consideration. Further, at the effective time of the Initial Merger, each issued and outstanding restricted stock unit award granted on or after April 1, 2014, other than those granted to non-employee members of Level 3’s Board of Directors, will be assumed and converted automatically into a restricted stock unit award of CenturyLink Common Stock that will be subject to the same vesting conditions as applicable to such awards prior to the transaction. Any performance-based vesting conditions applicable to restricted stock unit awards, however, will be deemed satisfied based on actual performance through the latest practicable date prior to the closing of the transaction (as determined by Compensation Committee of Level 3’s Board of Directors), and the award will continue to vest based on continued service to CenturyLink following the Initial Merger.

The Combination is subject to (i) the approval and adoption of the Merger Agreement by the stockholders of Level 3 and (ii) the approval by the shareholders of CenturyLink of the issuance of the CenturyLink Common Stock in the Initial Merger. The Combination is also subject to other customary closing conditions, including among other things:

•	the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	the authorizations required to be obtained from the Federal Communications Commission, from certain state public service or public utility commissions or certain other foreign, U.S. federal and state regulatory bodies;

•	the effectiveness of a registration statement on Form S-4 to be filed by CenturyLink with the U.S. Securities and Exchange Commission covering the shares of CenturyLink Common Stock to be issued in the Initial Merger;

•	the approval of the listing on the New York Stock Exchange of the shares of CenturyLink Common Stock to be issued in the Initial Merger; and

•	the absence of any legal restraint or order by any governmental entity that has the effect of making the Combination illegal or otherwise prohibiting the completion of the Combination.

For each of CenturyLink and Level 3, the obligation to complete the Combination is also subject to the accuracy of the representations and warranties of, and compliance with covenants by, the other party, in accordance with the materiality standards set forth in the Merger Agreement.

The Merger Agreement provides that CenturyLink and Level 3 may mutually agree to terminate the Merger Agreement before completing the Combination. In addition, either CenturyLink or Level 3 may decide to terminate the Merger Agreement if:

•	the Combination is not consummated by October 31, 2017, subject to extension by either party to not later than January 31, 2018 if all of the conditions to the completion of the Combination other than the receipt of the required regulatory approvals have been satisfied or are capable of being satisfied;

•	a court or other governmental entity issues a final and nonappealable order permanently prohibiting or making illegal the transactions contemplated by the Merger Agreement;

•	CenturyLink shareholders fail to approve the issuance of the CenturyLink Common Stock in the Initial Merger;

•	Level 3 stockholders fail to approve and adopt the Merger Agreement; or

•	the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the Combination, subject to the right of the breaching party to cure the breach.

Either party may also terminate the Merger Agreement:

•	prior to the shareholder approval of the other party being obtained, if the board of directors of the other party (i) withdraws, modifies or amends its approval or recommendation of the Merger Agreement or the Combination in any manner adverse to the terminating party or (ii) approves or recommends a competing takeover proposal with a third party; or

•	concurrently with entering into a definitive acquisition agreement with respect to a competing takeover proposal that (i) the Board of Directors of such party has determined to be superior to the Combination and (ii) as to which the Board of Directors of such party has concluded that the failure to take such action is inconsistent with the fiduciary duties of such party’s Board of Directors, subject to a matching period for the benefit of the other party and other procedural requirements.

Either party may also terminate the Merger Agreement if the other party fails to call or hold the meeting of its shareholders in connection with the Combination or commits an intentional breach of its non-solicitation obligations under the Merger Agreement. The Merger Agreement also prohibits CenturyLink and Level 3 from soliciting, or participating in discussions or negotiations or providing information with respect to, competing takeover proposals, subject to certain exceptions.

Each of CenturyLink and Level 3 is also required to reimburse the other party for 50% of such other party’s reasonably documented fees and expenses in the event of the termination of the Merger Agreement as a result of the failure to obtain the requisite approval of such party’s shareholders, subject to a maximum reimbursement of (i) $20 million, in the case of CenturyLink’s obligation to reimburse Level 3, and (ii) $75 million, in the case of Level 3’s obligation to reimburse CenturyLink. The Merger Agreement further provides that, under certain circumstances involving a termination of the Merger Agreement, Level 3 may be obligated to pay CenturyLink a termination fee of $737.5 million and CenturyLink may be obligated to pay Level 3 a termination fee of $471.5 million, less, in each case, a credit for any previously paid reimbursement of expenses.

CenturyLink has agreed to appoint to the CenturyLink Board of Directors (i) on or prior to the effective time of the Initial Merger, three members of Level 3’s Board of Directors, to be selected by CenturyLink, and (ii) in accordance with the terms of the Shareholder Rights Agreement described below, one member of Level 3’s Board of Directors to be designated by STT Crossing.

CenturyLink and Level 3 have agreed to customary representations, warranties and covenants in the Merger Agreement.

A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, including, among others, covenants (i) with respect to the conduct of its business during the interim period between the execution of the Merger Agreement and consummation of the Combination and (ii) not to engage in certain kinds of transactions during such period.

The above description of the Merger Agreement and the copy of the Merger Agreement attached hereto have been included to provide investors with summary information regarding its terms. The Merger Agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to investors, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

Voting Agreement

In connection with the execution of the Merger Agreement, CenturyLink, STT Crossing and, for the limited purposes set forth therein, Level 3, have entered into the Voting Agreement. Pursuant to the Voting Agreement, STT Crossing has agreed to, among other things, vote all shares of Level 3 Common Stock owned by them (i) in favor of the adoption of the Merger Agreement, (ii) against any action or agreement that has or would be reasonably likely to result in any conditions to CenturyLink’s obligations under the Merger Agreement not being fulfilled, (iii) against any competing takeover proposal for Level 3, (iv) against any amendments to the governing documents of Level 3, if such amendment would reasonably be expected to prevent or delay the consummation of the Combination, and (v) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, or postpone the Combination or the transactions contemplated by the Merger Agreement. The Voting Agreement also prohibits STT Crossing from soliciting, or participating in discussions or negotiations or providing information with respect to, competing takeover proposals, subject to certain exceptions. STT Crossing has also agreed to certain restrictions on its ability to sell, transfer or otherwise dispose of, grant any proxy to or permit to exist any pledge or any other encumbrance of any nature with respect to its shares of Level 3 Common Stock.

The Voting Agreement will terminate upon the earliest of (i) the mutual agreement of CenturyLink and STT Crossing, (ii) the effective time of the Initial Merger, and (iii) the termination of the Merger Agreement in accordance with its terms. STT Crossing also has the right to terminate the Voting Agreement upon (x) the occurrence of certain specified events that would adversely affect STT Crossing, or (y) if there is a continuing material breach by CenturyLink and Level 3 of certain representations, warranties and covenants of CenturyLink and Level 3 set out in the Voting Agreement that remains uncured (a) at least five days prior to the date of the Level 3 stockholders meeting to approve and adopt the Merger Agreement (as it may be adjourned, delayed or postponed) or (b) for 30 days following CenturyLink’s or Level 3’s, as applicable, receipt of notice from STT Crossing of such breach.

A copy of the Voting Agreement is attached hereto as Exhibit 2 and incorporated herein by reference. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

Shareholder Rights Agreement

In connection with the execution of the Merger Agreement and the Voting Agreement, CenturyLink and STT Crossing, which is expected to own approximately 8.6% of the CenturyLink Common Stock after the completion of the Combination, entered into the Shareholder Rights Agreement. Pursuant to the Shareholder Rights Agreement, CenturyLink has agreed to nominate one STT Crossing designee to its board for the first three annual meetings of CenturyLink following the completion of the Combination, unless STT Crossing does not beneficially own at least 85% of the CenturyLink Common Stock that it received at the completion of the Combination. In addition, STT Crossing has agreed to certain standstill and transfer restrictions and CenturyLink has granted certain registration rights and information rights to STT Crossing, as set forth in the Shareholder Rights Agreement.

A copy of the Shareholder Rights Agreement is attached hereto as Exhibit 3 and incorporated herein by reference. The foregoing description of the Shareholder Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholder Rights Agreement.

ITEM 5. Interest in Securities of the Issuer

(a) As a result of the Voting Agreement, CenturyLink may be deemed to be the beneficial owner of 65,031,667 shares of Level 3 Common Stock held by STT Crossing, or approximately 18.1% of the issued and outstanding Level 3 Common Stock based on the number of shares represented by Level 3 to CenturyLink in the Merger Agreement as being issued and outstanding as of the close of business on October 28, 2016. The filing of this Statement shall not be construed as an admission by CenturyLink that it is the beneficial owner of any Level 3 Common Stock for purposes of Section 13(d) or 13(g) of the Exchange Act, and CenturyLink expressly disclaims such beneficial ownership. To the knowledge of CenturyLink, no shares of Level 3 Common Stock are beneficially owned by any of the persons identified in Annex A.

(b) CenturyLink may be deemed to have shared voting power and/or shared dispositive power with respect to 65,031,667 shares of Level 3 Common Stock held by STT Crossing due to the terms of the Voting Agreement.

(c) To the knowledge of CenturyLink, no transactions in shares of Level 3 Common Stock have been effected during the past sixty days by CenturyLink or any of the persons named on Annex A other than in connection with the execution of the Voting Agreement.

(d) To the knowledge of CenturyLink, no person other than STT Crossing has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares referenced in Item 5(b).

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6. Except as otherwise described in this Statement, to the knowledge of CenturyLink, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, or between any such person and any other person, with respect to any securities of Level 3.

ITEM 7. Material to Be Filed as Exhibits

Exhibit 1:	Agreement and Plan of Merger, dated as of October 31, 2016, by and among CenturyLink, Inc., Level 3 Communications, Inc., Wildcat Merger Sub 1 LLC and WWG Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CenturyLink with the Securities and Exchange Commission on November 3, 2016)

Exhibit 2:	Voting Agreement, dated as of October 31, 2016, by and between STT Crossing Ltd., CenturyLink, Inc. and, for the limited purposes set forth therein, Level 3 Communications, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CenturyLink with the Securities and Exchange Commission on November 3, 2016)

Exhibit 3:	Shareholder Rights Agreement, dated as of October 31, 2016, by and between CenturyLink, Inc. and STT Crossing Ltd. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by CenturyLink with the Securities and Exchange Commission on November 3, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2016

CENTURYLINK, INC.

By:	/s/ Stacey W. Goff
Stacey W. Goff
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

ANNEX A

Executive Officers and Directors of CenturyLink, Inc.

Unless otherwise indicated, each of the individuals named below is a citizen of the United States and the business address of each individual is 100 CenturyLink Drive, Monroe, Louisiana 71203.

Name	Title	Principal Occupation and Employer (if different from previous)	Principal Business Address (if different from above)
Martha H. Bejar	Director	Co-founder, Red Bison Advisory Group LLC, a telecommunications and enterprise technology solutions company.	1100 112th Ave NE, Suite 310 Bellevue, WA 98004

Virginia Boulet	Director	Managing Director, Legacy Capital LLC, an investment banking firm.	433 Metairie Road, Suite 405 Metairie, LA 70005

Peter C. Brown	Director	Chairman of Grassmere Partners, LLC, a private investment firm.	801 W. 47th Street, Suite 400 Kansas City, MO 64112

W. Bruce Hanks	Director	Consultant, Graham, Bordelon, Golson and Gilbert, Inc., an investment management and financial planning company.	2401 Tower Drive Monroe, Louisiana 71201

Mary L. Landrieu	Director	Senior Policy Advisor, Van Ness Feldman, LLP, a law firm; Senior Policy Advisor, Walton Family Foundation, a philanthropic organization.	1050 Thomas Jefferson Street NW Seventh Floor Washington, DC 20007

Gregory J. McCray	Director	President, McCray Consulting, a technology management and business consulting firm.	—

William A. Owens	Director (Non-Executive Chairman)	Co-founder and Chairman, Red Bison Advisory Group LLC, a telecommunications and enterprise technology solutions company.	1100 112th Ave NE, Suite 310 Bellevue, WA 98004

Harvey P. Perry	Director (Non-Executive Vice Chairman)	Retired Executive Vice President and Chief Administrative Officer, CenturyLink.	—

Michael J. Roberts	Director	Co-founder, LYFE Kitchen, a restaurant company.	980 North Michigan Avenue, Suite 1640, Chicago, IL 60611

Laurie A. Siegel	Director	Business and Human Resources Consultant.	—

Glen F. Post, III	Chief Executive Officer and President, Director		—

David D. Cole	Executive Vice President-Controller and Operations Support		—

Dean J. Douglas	President, Sales and Marketing		—

R. Stewart Ewing, Jr.	Executive Vice President, Chief Financial Officer & Assistant Secretary		—

Stacey W. Goff	Executive Vice President and General Counsel		—

Aamir Hussain	Executive Vice President and Chief Technology Officer		—

Maxine L. Moreau	Executive Vice President, Global Operations and Shared Services		—

Scott A. Trezise	Executive Vice President, Human Resources		—

Girish K. Varma	President, Global Information Technology Services and New Market Development		—

INDEX OF EXHIBITS

Exhibit 1:	Agreement and Plan of Merger, dated as of October 31, 2016, by and among CenturyLink, Inc., Level 3 Communications, Inc., Wildcat Merger Sub 1 LLC and WWG Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CenturyLink with the Securities and Exchange Commission on November 3, 2016)

Exhibit 2:	Voting Agreement, dated as of October 31, 2016, by and between STT Crossing Ltd., CenturyLink, Inc. and, for the limited purposes set forth therein, Level 3 Communications, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CenturyLink with the Securities and Exchange Commission on November 3, 2016)

Exhibit 3:	Shareholder Rights Agreement, dated as of October 31, 2016, by and between CenturyLink, Inc. and STT Crossing Ltd. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by CenturyLink with the Securities and Exchange Commission on November 3, 2016)